United States securities and exchange commission logo





                            March 31, 2021

       Luca Santarelli
       Chief Executive Officer
       VectivBio Holding AG
       Aeschevorstadt 36
       4051 Basel
       Switzerland

                                                        Re: VectivBio Holding
AG
                                                            Registration
Statement on Form F-1
                                                            Filed March 19,
2021
                                                            File No. 333-254523

       Dear Dr. Santarelli:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1, Filed March 19, 2021

       Previous Phase 2 Studies of GLP-2 Analogs, page 97

   1. We note your response to our prior comment number 1. We understand the language added to pages 98-99
and the related graphics are intended to serve as an overview of other Phase 2 trials of
GLP-2 analogs and their methodology. However, these graphics are the same graphics used
in prior filings showing the results of third party studies of teduglutide and
glepaglutide that were not head-to-head trials, the corresponding apraglutide graphic on
appears a few pages later on page 102, and there are comparisons to teduglitude
throughout the registration statement. Therefore, the graphics showing the trial results for
teduglutide and glepaglutide on pages 98-99 are understood to be a comparison. Further,
the detailed information in these graphics is not necessary to
 Luca Santarelli
VectivBio Holding AG
March 31, 2021
Page 2
      accomplish your revised intended purpose. You may note the types of metrics used in these studies, but please remove the results of the trials for teduglutide and glepaglutide.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner at 202-551-3744 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameLuca Santarelli
                                                             Division of
Corporation Finance
Comapany NameVectivBio Holding AG
                                                             Office of Life
Sciences
March 31, 2021 Page 2
cc:       Ryan Sansom, Esq.
FirstName LastName